

June 9, 2011

<u>Via E-mail</u>
Bill Williams, Chairman and Chief Executive Officer
NaturalShrimp Holdings, Inc.
2086 N. Valley Mills Road
Waco, Texas 76710

     Re: NaturalShrimp Holdings, Inc.
             Form 10-12G
             Filed September 14, 2010
             Form 10-Q for the Quarter Ended September 30, 2010
             Filed December 20, 2010
             File No. 000-54199

Dear Mr. Williams:

We issued a comment letter to you on the above captioned filings on April 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 23, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 23, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Erin Wilson at (202) 551-6047 with any questions.

                                 Sincerely,

                                 /s/ James Lopez (for)

                                 John Reynolds
                                 Assistant Director